AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 6, 2005
                                                  REGISTRATION NO. 333 - _______

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                    FORM F-3

                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933
                     --------------------------------------

                                   TEFRON LTD.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

             ISRAEL                                       NOT APPLICABLE
(STATE OR OTHER JURISDICTION OF                  (I.R.S. EMPLOYER IDENTIFICATION
 INCORPORATION OR ORGANIZATION)                                No.)

                           INDUSTRIAL CENTER TERADYON
                                  P.O. BOX 1365
                                  MISGAV, 20179
                                     ISRAEL
                                (972) 4-990-0881
   (ADDRESS AND TELEPHONE NUMBER OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                     --------------------------------------
                         CSC CORPORATION SERVICE COMPANY
                        2711 CENTERVILLE ROAD, SUITE 400
                              WILMINGTON, DE 19808
                                 (302) 636-5450
            (NAME, ADDRESS AND TELEPHONE NUMBER OF AGENT FOR SERVICE)
                     --------------------------------------

                                   COPIES TO:

                   ASAF ALPEROVITZ           RICHARD J. MANN, ADV.
             Industrial Center Teradyon        PERRY WILDES, ADV.
                    P.O. Box 1365             Gross, Kleinhendler,
                    Misgav, 20179        Hodak, Halevy, Greenberg & Co.
                       Israel                  One Azrieli Center
                                                 Tel Aviv 67021
                                                     Israel

                     --------------------------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after this registration statement becomes effective.

                     --------------------------------------

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please check the following box. [X]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [_}


                     --------------------------------------
                         CALCULATION OF REGISTRATION FEE




                                                             PROPOSED MAXIMUM    PROPOSED MAXIMUM
        TITLE OF EACH CLASS OF             AMOUNT TO BE       OFFERING PRICE        AGGREGATE          AMOUNT OF
     SECURITIES TO BE REGISTERED            REGISTERED         PER UNIT (1)     OFFERING PRICE (1)  REGISTRATION FEE
     ---------------------------            ----------         ------------     ------------------  ----------------
Ordinary Shares, par value NIS 1.0
each                                        11,521,259            $6.945          $80,015,143.76       $9,417.78



     (1) Estimated solely for the purposes of computing the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended, based upon the average of the high and low prices of the Ordinary Shares on September 30, 2005, as reported on the New York Stock Exchange.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

THE INFORMATION IN THIS PRELIMINARY PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THESE SECURITIES MAY NOT BE SOLD UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PRELIMINARY PROSPECTUS IS NOT AN OFFER TO SELL SECURITIES NOR DOES IT SEEK AN OFFER TO BUY THESE SECURITIES, IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED.

                              SUBJECT TO COMPLETION

                  PRELIMINARY PROSPECTUS, DATED OCTOBER 6, 2005

                                   TEFRON LTD.

                           11,521,259 ORDINARY SHARES

     This prospectus covers the sale of up to 11,521,259 of our ordinary shares (the "Shares"). All of the Shares are being offered and sold by the selling shareholders. The prices at which the selling shareholders may sell the Shares will be determined by the prevailing market price for the Shares or in privately negotiated transactions. Information regarding the selling shareholders and the times and manner in which they may offer and sell the Shares under this prospectus is provided under "Selling Shareholders" and "Plan of Distribution" in this prospectus. The selling shareholders will receive all of the proceeds from the sale of the Shares. The registration of the ordinary shares does not necessarily mean that the selling shareholders or their transferees will offer or sell their shares.

     We are not offering or selling any of our ordinary shares pursuant to this prospectus. We will not receive any of the proceeds from the sale by the selling shareholders of the ordinary shares offered by this prospectus.

     Our ordinary shares are listed on the New York Stock Exchange under the symbol "TFR" and, since September 28, 2005, our shares have been listed on the Tel Aviv Stock Exchange. On September 30, 2005, the last reported sale price on the New York Stock Exchange was $6.94 per share.

                         THIS INVESTMENT INVOLVES RISK.
                     SEE "RISK FACTORS" BEGINNING ON PAGE 5.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     You should rely only on the information incorporated by reference or provided in this prospectus or any supplement. We have not authorized anyone else to provide you with different or additional information. This prospectus may only be used where it is legal to sell these securities. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of those documents.

                     --------------------------------------

                   The date of this Prospectus is _____, 2005

                                TABLE OF CONTENTS


                                                                 PAGE
                                                                 ----

Corporate Information                                              3
The Company                                                        3
Risk Factors                                                       5
Forward-Looking Statements                                        15
Reasons for the Offer and Use of Proceeds                         16
Offering Price                                                    16
Offer and Listing Details                                         16
Capitalization                                                    17
Significant Accounting Policies                                   17
Board of Directors                                                19
Selling Shareholders                                              21
Additional Information                                            22
Offer Statistics, Expected Timetable and Plan of Distribution     23
Expenses for the Offering                                         25
Legal Matters                                                     25
Experts                                                           25
Where You Can Find More Information                               25
Incorporation of Certain Documents by Reference                   26
Enforceability of Civil Liabilities                               27

                              CORPORATE INFORMATION

     The mailing address of our principal executive offices is Industrial Center Teradyon, P.O. Box 1365, Misgav, 20179, Israel and our telephone number is 972-4-990-0881.


                                   THE COMPANY

     Tefron Ltd. was incorporated under the laws of the State of Israel on March 10, 1977. We are subject to the provisions of the Israeli Companies Law, 5759-1999.

     We manufacture intimate apparel, active-wear and swimwear sold throughout the world by such name-brand marketers as Victoria's Secret, Nike, Target, Warnaco/Calvin Klein, The Gap, Banana Republic, Mervyn's, Puma, Patagonia, Adidas, Reebok and other well known American retailers and designer labels. Through the utilization of manufacturing technologies and techniques developed or refined by us, we are able to mass-produce quality garments featuring unique designs tailored to our customers' individual specifications. Our product line includes knitted briefs, bras, tank tops, boxers, leggings, crop, T-shirts, nightwear, bodysuits, swim wear, beach wear, active-wear and accessories. Our Healthcare Division manufactures and sells a range of textile healthcare products. These products include: slip resistant footwear; anti-embolism stockings and compression therapy systems, an intermittent pneumatic compression device; sterile wound dressings; and XX-Span(R) dressing retainers, an extensible net tubing designed to hold dressings in place without the use of adhesive tape.

     We are known for the technological innovation of our Hi-Tex manufacturing process. Our Hi-Tex manufacturing process was implemented as part of our strategy to streamline our manufacturing process and improve the design and quality of our products. The Hi-Tex manufacturing process includes the utilization of a single machine that transforms yarn directly into a nearly complete garment, replacing the knitting, cutting, and significant sewing functions which, in traditional manufacturing, are performed sequentially on separate machines at separate workstations. Following this single-machine operation, all the Hi-Tex manufacturing process requires to complete the garment is dyeing and a reduced amount of sewing and finishing. Our Hi-Tex manufacturing process enables us to produce a substantially wider range of fabrics, styles and product lines, resulting in a consistently high level of comfort, quality and durability. Our fabric engineering, product design and the comfort of our products provide us with an opportunity to expand our sales of active-wear products.

     We believe that our collaboration with our customers in the design and development of our products strengthens our relationships with our customers and improves the quality of our products. We began our relationship with Victoria's Secret in 1991, with Banana Republic and The Gap in 1993, with Warnaco/Calvin Klein in 1994 and with Nike in 2000. In 2000, we also began our relationship with Target, which was an existing customer of Alba. These customers accounted for approximately 69.7% and 69.2% of our total sales in 2004 and in the first half of 2005, respectively.

     Below is a summary of significant events in our development:

     1990           First bodysize cotton panty with applicated elastics.

     1997 Formation of Hi-Tex Founded by Tefron Ltd. and production of first seamless panty.

                    Initial public offering of our shares on the NYSE.

     1998 Acquisition of a dyeing and finishing facility to achieve greater vertical integration of our business.

     1999 Acquisition of Alba, a manufacturer of seamless apparel and healthcare products. The main purpose of the acquisition of Alba was to acquire additional production capacity, a presence in the United States, direct store distribution capacity, a broader customer base and incremental revenues.

     2001           Initial significant shifting of sewing production to Jordan

     2001 Launch of a turn around program, including significant cost reduction, downsizing and consolidation of operations.

     2002 Reorganization of Alba, including a spin off of the Health Product Division and the formation of the AlbaHealth joint venture with a strategic investor, and the initial consolidation of the seamless production activity in Hi-Tex in Israel, was completed in the second quarter of 2003.

     2003 Acquisition of all of the outstanding ordinary shares of Macro Clothing Ltd., an entity that manufactures, markets and sells swimsuits and beachwear.

                    Implementation of strategic steps to expand our product line, including active-wear products, to diversify our product line and client base.

     MARCH-APRIL    Closing of equity investments with two groups of investors
     2004           in the aggregate amount of $20 million.

     OCTOBER        Launch of a new business division, Sports Innovation
     2004           Division ("SID"), which is devoted to our grow devoted to a growing U.S. customer base in the sport active wear market.

     SEPTEMBER      Registration of our shares for trade on the Tel Aviv Stock
     2005           Exchange (in addition to the listing on NYSE).

     We enjoy several strategic advantages by reason of our location in Israel and Jordan. Israel is one of the few countries in the world that has free trade agreements with the United States, Canada, the European Union, or EU, and the European Free Trade Association, or EFTA. These agreements permit us to sell our products in the United States, Canada and the member countries of the EU and the EFTA free of customs duties and import quotas. Due to our locations in Jordan we benefit from exemptions from customs duties and import quotas. We also currently benefit from substantial investment grants and tax incentives provided by the Government of Israel and from the availability in Israel of skilled engineers.

                                  RISK FACTORS

     An investment in our Ordinary Shares involves a high degree of risk. You should carefully consider the following risk factors, in addition to the other information included and incorporated by reference in this prospectus, including the consolidated financial statements and notes, before you invest.

     WE DEPEND ON A SMALL NUMBER OF PRINCIPAL CUSTOMERS WHO HAVE IN THE PAST BOUGHT OUR PRODUCTS IN LARGE VOLUMES. WE CANNOT ASSURE THAT THESE CUSTOMERS OR ANY OTHER CUSTOMER WILL CONTINUE TO BUY OUR PRODUCTS IN THE SAME VOLUMES OR ON THE SAME TERMS.

     Our sales to Victoria's Secret accounted for approximately 49.8% of our total sales in 2002, 38.2% of our total sales in 2003, 38.5% of our total sales in 2004 and 31.4% of our total sales in the first half of 2005. Our sales to Nike, Target, Banana Republic and The Gap, Calvin Klein and Cardinal Healthcare accounted in the aggregate for approximately 29.0% of our total sales in 2002, 34.6% of our total sales in 2003, 40.5% of our total sales in 2004 and 46.3% of our total sales in the first half of 2005. We do not have long-term purchase contracts with our customers, and our sales arrangements with our customers do not have minimum purchase requirements. We cannot assure that Victoria's Secret, Target, Nike, Banana Republic and The Gap, and Cardinal Healthcare or any other customer will continue to buy our products at all or in the same volumes or on the same terms as they have in the past. Their failure to do so may significantly reduce our sales. In addition, we cannot assure that we will be able to attract new customers. A material decrease in the quantity of sales made to our principal customers, a material adverse change in the terms of such sales or a material adverse change in the financial conditions of our principal customers could significantly reduce our sales.

     OUR PRINCIPAL CUSTOMERS ARE IN THE CLOTHING RETAIL INDUSTRY, WHICH IS SUBJECT TO SUBSTANTIAL CYCLICAL VARIATIONS. OUR REVENUES WILL DECLINE SIGNIFICANTLY IF OUR PRINCIPAL CUSTOMERS DO NOT CONTINUE TO BUY OUR PRODUCTS IN LARGE VOLUMES DUE TO AN ECONOMIC DOWNTURN.

     Our customers are in the clothing retail industry, which is subject to substantial cyclical variations and is affected strongly by any downturn in the general economy. A downturn in the general economy, a change in consumer purchasing habits or any other events or uncertainties that discourage consumers from spending, could have a significant effect on our customers' sales and profitability. Such downturns, changes, events or uncertainties could result in our customers having larger inventories of our products than expected. These events could result in decreased purchase orders from us in the future, which would significantly reduce our sales and profitability. For example, the difficult global economic environment and the continuing soft retail market conditions in the world and specifically in the U.S. both before and especially after the events of September 11, 2001 were reflected in disappointing clothing retail sales in the year 2001 compared to the same period in the year 2000, and consequently decreased our order backlog and production levels. A prolonged economic downturn could harm our financial condition.

     OUR EXPANSION INTO NEW PRODUCT LINES WITH MORE COMPLICATED PRODUCTS AND DIFFERENT RAW MATERIALS REDUCED OUR OPERATING EFFICIENCY DURING 2003 AND 2004, AND WE MAY ALSO FACE OPERATING EFFICIENCY DIFFICULTIES IN THE FUTURE.

     During 2003 and 2004, we invested significant efforts to develop and expand new product lines, including active-wear products and swimwear, to diversify our product line and our client base. The manufacturing of new, more complicated products with different raw materials has reduced our operating efficiency, and may continue to do so. Although we believe that our efficiency is improving as we continue to manufacture our new product lines, we cannot assure that we will be able to avoid any efficiency problems in the future.

     OUR EXPANSION INTO NEW PRODUCT LINES, IN PARTICULAR ACTIVE-WEAR BUSINESS PRODUCTS, INVOLVES THE MANUFACTURE OF NEW PRODUCTS, WHICH HAS AND MAY REQUIRE US TO PURCHASE ADDITIONAL MACHINERY ADAPTED TO MANUFACTURE SUCH PRODUCTS. THE ADDITIONAL CAPITAL EXPENDITURES INCURRED IN CONNECTION WITH THESE PURCHASES MAY REDUCE OUR FUTURE CASH FLOW.

     During 2003 and 2004, we invested significant efforts to develop and expand our new product lines, in particular active-wear products, to diversify our product line and our client base. Active-wear products that we manufacture are made in bigger sizes than intimate apparel, both because our active-wear products are intended for both men and women, and because our active-wear products involve the manufacture of more tops, we have purchased and may need to purchase additional knitting machines and other equipment adapted to manufacture our new products lines. In addition, the manufacture of active-wear products at times requires equipment with new technologies. The additional capital expenditures that may be incurred in connection with these purchases may reduce our future cash flow.

     OUR BUSINESS MAY BE IMPACTED BY INFLATION AND NIS EXCHANGE RATE
     FLUCTUATIONS.

     Exchange rate fluctuations between the United States dollar and the NIS and inflation in Israel may negatively affect our earnings. A substantial majority of our revenues and a substantial portion of our expenses are denominated in U.S. dollars. However, a significant portion of the expenses associated with our Israeli operations, including personnel and facilities-related expenses, are incurred in NIS. Consequently, inflation in Israel will have the effect of increasing the dollar cost of our operations in Israel, unless it is offset on a timely basis by a devaluation of the NIS relative to the U.S. dollar. We cannot predict any future trends in the rate of inflation in Israel or the rate of devaluation of the NIS against the U.S. dollar. In addition, we are exposed to the risk of appreciation of the NIS vis-a-vis the U.S. dollar. This appreciation would cause an increase in our NIS expenses as recorded in our U.S. dollar denominated financial reports even though the expenses denominated in NIS will remain unchanged. In addition, exchange rate fluctuations in currency exchange rates in countries other than Israel where we operate and do business may also negatively affect our earnings.

     WE REQUIRE A SIGNIFICANT AMOUNT OF CASH TO PAY OUR DEBT. IF WE FAIL TO GENERATE SUFFICIENT CASH FLOW FROM OPERATIONS, WE MAY NEED TO RENEGOTIATE OR REFINANCE OUR DEBT, OBTAIN ADDITIONAL FINANCING OR POSTPONE CAPITAL EXPENDITURES

     We depend mainly on our cash generated by operating activities to make payments on our debts. The cash generated by operating activities was approximately $6.9 million and $12.0 million in 2004 and in the first half of 2005, respectively. We cannot assure that we will generate sufficient cash flow from operations to make the scheduled payments on our debt. We have repayment obligations on our long-term debt of approximately $4.5 million in the second half of 2005, $8.9 million in 2006 and $8.9 million in 2007. These amounts do not include any repayment obligations under our short-term debt in the amount of approximately $20.0 million as of June 30, 2005. Our ability to meet our debt obligations will depend on whether we can successfully implement our strategy, as well as on economic, financial, competitive and technical factors. Some of the factors are beyond our control, such as economic conditions in the markets where we operate or intend to operate, changes in our customers' demand for our products, and pressure from existing and new competitors.

     If we cannot generate sufficient cash flow from operations to make scheduled payments on our debt obligations, we may need to renegotiate the terms of our debt, refinance our debt, obtain additional financing, delay planned capital expenditures or sell assets. Our ability to renegotiate the terms of our debt, refinance our debt or obtain additional financing will depend on, among other things:

     o    our financial condition at the time;

     o    restrictions in agreements governing our debt; and

     o    other factors, including market conditions.

     If our lenders decline to renegotiate the terms of our debt, the lenders could declare all amounts borrowed and all amounts due to them under the agreements due and payable. If we are unable to repay the debt, the lenders could foreclose on our assets that are subject to liens and sell our assets to satisfy the debt.

     OUR DEBT OBLIGATIONS MAY HINDER OUR GROWTH AND PUT US AT A COMPETITIVE DISADVANTAGE.

     We have a considerable amount of bank debt mainly as a result of our acquisition of Alba in December 1999 and the investments made in our Hi-Tex Division. As of June 30, 2005, we had approximately $52.4 million of long term loans outstanding (including current maturities of $9.0 million) and approximately $20.0 million in short term bank credit. Our substantial debt obligations could have important consequences. For example, they could:

     o require us to use a substantial portion of our operating cash flow to repay the principal and interest on our loans, which would reduce funds available to grow and expand our business, invest in machinery and equipment and for other purposes;

     o place us at a competitive disadvantage compared to our competitors that have less debt;

     o make us more vulnerable to economic and industry downturns and reduce our flexibility in responding to changing business and economic conditions;

     o    limit our ability to pursue business opportunities; and

     o limit our ability to borrow money for operations or capital in the future.

     Because a significant portion of our loans bear interest at floating rates, an increase in interest rates could reduce our profitability. A ten percent interest rate change on our floating interest rate long-term loans outstanding at June 30, 2005, would have an annual impact of approximately $0.3 million on our interest cost.

     DUE TO RESTRICTIONS IN OUR LOAN AGREEMENTS, WE MAY NOT BE ABLE TO OPERATE OUR BUSINESS AS WE DESIRE.

     Our loan agreements contain a number of conditions and limitations on the way in which we can operate our business, including limitations on our ability to raise debt, sell or acquire assets and pay dividends. Our loan agreements also contain various covenants which require that we maintain certain financial ratios related to shareholder's equity and operating results that are customary for companies comparable in size. These limitations and covenants may force us to pursue less than optimal business strategies or forgo business arrangements which could have been financially advantageous to us or our shareholders.

     Our failure to comply with the covenants and restrictions contained in our loan agreements could lead to a default under the terms of these agreements. For instance, during 2004, our 48.3% subsidiary, AlbaHealth LLC, failed to comply with certain financial covenants contained in its credit facility with GE Capital, including a minimum EBITDA requirement. However, GE Capital agreed to waive certain financial covenant defaults that occurred during 2004 and to amend certain of the financial covenant provisions of the AlbaHealth credit facility. During the second quarter of 2005, AlbaHealth again failed to comply with a certain financial covenant in the credit facility. AlbaHealth, LLC is currently in the process of negotiating new terms for the credit facility with GE Capital as well as seeking a new credit facility agreement from alternative sources. Management believes that they will be able to obtain a credit facility at terms that are comparable or more favorable than the existing credit facility.

     If a default occurs and we are unable to renegotiate the terms of the debt, the lenders could declare all amounts borrowed and all amounts due to them under the agreements due and payable. If we are unable to repay the debt, the lenders could foreclose on our assets that are subject to liens and sell our assets to satisfy the debt.

     OUR ANNUAL AND QUARTERLY OPERATING RESULTS MAY VARY WHICH MAY CAUSE THE MARKET PRICE OF OUR ORDINARY SHARES TO DECLINE.

     We may experience significant fluctuations in our annual and quarterly operating results which may be caused by, among other factors:

     o    the timing, size and composition of orders from customers;

     o    varying levels of market acceptance of our products;

     o the timing of new product introductions by us, our customers or their competitors;

     o economic conditions in the geographical areas in which we operate or sell products; and

     o    operating efficiencies.

     When we establish a relationship with a new customer, initial sales to such customer are often in larger quantities of goods (to build its initial inventory) than may be required to replenish such inventory from time to time afterwards. As a result, after a customer builds its initial inventory, our sales to such customer may decrease. We cannot assure that our sales to any of our customers will continue at the current rate.

     Our operations are affected by our principal customers' businesses, which businesses are subject to substantial cyclical variations. If demand for our products is significantly reduced, our profits will be reduced, and we may experience slower production, lower plant and equipment utilization and lower fixed operating cost absorption.

     Additionally, if, in any year, there is a significant number of Christian, Druse, Jewish or Muslim holidays in a particular quarter, we will have fewer days of operation which will result in lower levels of production and sales during such quarter. In certain years, a significant number of such holidays have occurred during the second quarter, but the dates of many of those holidays are based on the lunar calendar and vary from year to year.

     OUR MARKETS ARE HIGHLY COMPETITIVE AND SOME OF OUR COMPETITORS HAVE NUMEROUS ADVANTAGES OVER US; WE MAY NOT BE ABLE TO COMPETE SUCCESSFULLY.

     We compete directly with a number of manufacturers of intimate apparel and active-wear, many of which have a lower cost-base than Tefron, longer operating histories, larger customer bases; greater geographical proximity to customers and significantly greater financial and marketing resources than we do. Increased competition, direct or indirect, could reduce our revenues and profitability through pricing pressure, loss of market share and other factors. We cannot assure that we will be able to compete successfully against existing or new competitors, as the market for our products evolves and the level of competition increases. Moreover, our competitors, especially those from the Far East, have established relationships with our customers, which has caused an erosion of prices of some of our Cut & Sew products; current or future relationships between our existing and prospective competitors, especially from the Far East, with existing or potential customers, could materially affect our ability to compete. In addition, we cannot assure that our customers will not seek to manufacture our products through alternative sources and thereby eliminate the need to purchase our products.

     Our customers operate in an intensely competitive retail environment. In the event that any of our customers' sales decline for any reason, whether or not related to us or to our products, our sales to such customers could be materially reduced.

     In addition, our competitors may be able to purchase seamless knitting machines and other equipment similar to, but less expensive than, the Santoni knitting machines we use to knit garments in our Hi-Tex manufacturing process. By reducing their production cost, our competitors may lower their selling prices. If we are forced to reduce our prices and we cannot reduce our production costs, it will cause a reduction in our profitability. Furthermore, if there is a weak retail market or a downturn in the general economy, competitors may be pressured to sell their inventory at substantially depressed prices. A surplus of intimate apparel at significantly reduced prices in the marketplace would significantly reduce our sales.

     WE ARE SUBJECT TO FLUCTUATING COSTS OF RAW MATERIALS.

     We use cotton yarn, lycra, spandex, various polymeric yarn and elastic as primary materials for manufacturing our products. Our financial performance depends, to a substantial extent, on the cost and availability of these raw materials. The capacity, supply and demand for such raw materials are subject to cyclical and other market factors and may fluctuate significantly. As a result, our cost in securing raw materials is subject to substantial increases and decreases over which we have no control except by seeking to time our purchases of cotton and polymeric yarns, which are our principal raw material, to take advantage of favorable market conditions. For example, in 2004 the cost of synthetic fibers increased due to rising energy costs, and there may be a similar increase in 2005. We cannot assure that we will be able to pass on to customers the increased costs associated with the procurement of raw materials. Moreover, there has in the past been, and there may in the future be, a time lag between the incurrence of such increased costs and the transfer of such increases to customers. To the extent that increases in the cost of raw materials cannot be passed on to customers or there is a delay in passing on the increased costs to customers, we are likely to experience an increase in the cost of raw materials which may materially reduced our margin of profitability.

     IF OUR ORDINARY SHARES ARE DELISTED FROM THE NEW YORK STOCK EXCHANGE, THE LIQUIDITY AND PRICE OF OUR ORDINARY SHARES AND OUR ABILITY TO ISSUE ADDITIONAL SECURITIES MAY BE SIGNIFICANTLY REDUCED.

     In order to maintain the listing of our ordinary shares on The New York Stock Exchange, or NYSE, we are required to meet specified maintenance standards. In addition, the NYSE has amended its continued listing criteria to require, among other things, either a minimum stockholders' equity of $75 million or a minimum market capitalization of $75 million. As of September 15, 2005, our market capitalization was $111,359,353, and as of June 30, 2005, we had stockholders' equity of $53.3 million.

     In the event we fail to meet any current or revised listing criteria of the NYSE, our ordinary shares may be delisted from trading on The New York Stock Exchange. We cannot assure that we will meet all NYSE criteria in the future. Delisting of our ordinary shares would result in limited availability of market price information and limited news coverage. In addition, delisting could diminish investors' interest in our ordinary shares as well as significantly reduce the liquidity and price of our ordinary shares. Delisting may also make it more difficult for us to issue additional securities or secure additional financing.

     On September 28, 2005, our shares began trading also on the Tel Aviv Stock Exchange.

     WE DEPEND ON OUR SUPPLIERS FOR MACHINERY. WE MAY EXPERIENCE DELAYS OR ADDITIONAL COSTS SATISFYING OUR PRODUCTION REQUIREMENTS DUE TO OUR RELIANCE ON THESE SUPPLIERS.

     We purchase machinery and equipment, including the machinery used in our Hi-Tex manufacturing process, from sole suppliers. If our suppliers are not able to provide us with additional machinery or equipment as needed, we might not be able to increase our production to meet any growing demand for our products.

     WE DEPEND ON SUBCONTRACTORS IN CONNECTION WITH OUR MANUFACTURING PROCESS, IN PARTICULAR THE DYEING AND FINISHING PROCESS; WE MAY EXPERIENCE DELAYS OR ADDITIONAL COSTS SATISFYING OUR PRODUCTION REQUIREMENTS AND WE MAY BE PREVENTED FROM MEETING OUR CUSTOMERS' ORDERS DUE TO OUR RELIANCE ON THESE SUBCONTRACTORS.

     We depend on subcontractors who render to us services that are an integral part of our manufacturing process, and in particular sewing services. If such subcontractors do not render the required services, we may experience delays or additional costs to satisfy our production requirements. We depend on a subcontractor who performs a major part of the dyeing and finishing of our Hi-Tex manufacturing process, which is an essential part of our manufacturing process. If that subcontractor breaches its commitments toward us or is not otherwise able to supply the required services, we would have difficulty meeting our customer orders until we find an alternative solution.

     WE MAY NOT BE ABLE TO PROTECT OUR INTELLECTUAL PROPERTY.

     Our success is substantially dependent upon the adaptations and configurations we make to the machinery and equipment that we purchase and upon the manufacturing technologies, methods and techniques that we have developed for our exclusive use. Only a part of the adaptations, configurations, technologies or techniques used in our manufacturing process is patented. Moreover, we purchase our machinery and equipment from third parties and we cannot assure that a competitor will not adapt, configure or otherwise utilize machinery or equipment in substantially the same manner as we do. In addition, our subcontractors have access to proprietary information, including regarding our manufacturing processes, and from time to time we also lend machinery and equipment to subcontractors, and there is a chance that subcontractors may breach their confidentiality undertakings toward us. Any replication of our manufacturing process by an existing or future competitor would significantly reduce our sales.

     WE FACE POTENTIAL COMPETITION BY OUR FORMER EMPLOYEES.

     Our trade secrets are well known to some of our employees. In the event one or more of our current or former employees exploit our trade secrets in violation of their non-competition and confidentiality obligations, we may be adversely affected in the competitive market and in our relationships with are customers and suppliers.

     WE FACE POTENTIAL CONFLICTS OF INTEREST CAUSED BY INVESTOR INFLUENCE.

     Our principal shareholders have a great deal of influence over the constitution of our Board of Directors and over matters submitted to a vote of the shareholders. As of September 15, 2005, Norfet, Limited Partnership had voting power over approximately 31.5% of the outstanding ordinary shares of Tefron. In addition, as of September 15, 2005, Meir Shamir, one of our directors, owned approximately 40% in Mivtach-Shamir, which at such date was an approximately 35.5% holder in Norfet. As a result, the corporate actions of Tefron may be significantly influenced by Mr. Shamir. Furthermore, as of September 15, 2005, Ishay Davidi, one of our directors, served as CEO and a senior partner of FIMI Israel, Opportunity Fund, Limited Partnership, which at such date was an approximately 51.9% holder in Norfet. As a result, the corporate actions of Tefron may be significantly influenced by Mr. Davidi.

     As of September 15, 2005, Arie Wolfson, the Chairman of our Board of Directors, had direct voting power over approximately 5.4% of the outstanding ordinary shares of Tefron, not including options to acquire 150,000 ordinary shares of Tefron that have already vested. Mr. Wolfson is also the Chairman and a significant shareholder of Macpell Industries Ltd., an Israeli company that owned approximately 20.6% of the outstanding ordinary shares of Tefron as of September 15, 2005. Mr. Wolfson and our former president, Mr. Sigi Rabinowicz, another Macpell shareholder, collectively own a controlling interest in Macpell, have entered into a shareholders' agreement regarding corporate actions of Macpell, including the process by which Macpell votes its ordinary shares of Tefron to elect our Directors. As a result, the corporate actions of Tefron may be influenced significantly by Mr. Wolfson.

     In connection with the acquisition of Tefron ordinary shares by Norfet, Limited Partnership from the Company and from Arwol Holdings Ltd., an Israeli company wholly owned by Arie Wolfson, and from Macpell, each of Norfet, Arwol and Macpell agreed to vote all of the Tefron ordinary shares owned or controlled by each of them for the election to the Company's nine-member Board of Directors of: (i) two members plus one independent director and one external director nominated by Norfet, Limited Partnership, (ii) two members plus one independent director and one external director nominated by Arwol and Macpell, and (iii) the Company's chief executive officer.

     We are party to a consulting and management services agreement with Mr. Wolfson and a company controlled by him, as well as with Norfet pursuant to which the company controlled by Mr. Wolfson and Norfet have agreed to provide consultancy and management services to Tefron. We also lease various properties from affiliates of Macpell.

     Israeli companies law imposes procedures, including, for certain material transactions, a requirement of shareholder approval, as a precondition to entering into interested party transactions. These procedures may apply to transactions between Macpell and us and between Norfet and us. However, we cannot assure that we will be able to avoid the possible detrimental effects of any such conflicts of interest by complying with the procedures mandated by Israeli law.

     WE ARE AFFECTED BY CONDITIONS TO, AND POSSIBLE REDUCTION OF, GOVERNMENT PROGRAMS AND TAX BENEFITS

     We benefit from certain Israeli Government programs and tax benefits, particularly as a result of the "Approved Enterprise" status of substantially all of our existing production facilities in Israel. As a result of our "Approved Enterprise" status, we have been able to receive significant investment grants with respect to our capital expenditures. In addition, following our exhaustion of our net operating loss carry forwards, we have been able to benefit from a reduced tax rate of 25% on earnings derived from these investments for which the benefit period has not expired. To maintain eligibility for these programs and tax benefits, we must continue to meet certain conditions, including making certain specified investments in fixed assets and conducting our operations in specified "Approved Enterprise" zones. If we fail to meet such conditions in the future, we could be required to refund tax benefits and grants already received, in whole or in part, with interest linked to the Consumer Price Index in Israel from the date of receipt. We have granted a security interest over all of our assets to secure our obligations to fulfill these conditions.

     The Government of Israel has reduced the available amount of investment grants from up to 38% of eligible capital expenditures in 1996 to up to 24% of eligible capital expenditures (for projects not exceeding investments of 140 million shekels that are submitted in any year) and up to 20% of eligible capital expenditures (for projects exceeding investments of 140 million shekels that are submitted in any year) since 1997. There can be no assurance that the Israeli Government will not further reduce the availability of investment grants. The termination or reduction of certain programs and tax benefits, particularly benefits available to us as a result of the "Approved Enterprise" status of some of our existing facilities in Israel, would increase the costs of acquiring machinery and equipment for our production facilities and increase our effective tax rate which, in the aggregate, could significantly reduce our profitability. In addition, if the percentage of our foreign investment exceeds 25%, our Approved Enterprises would qualify for reduced tax rates for three years beyond the initial seven-year period. We cannot assure that we will obtain approval for additional Approved Enterprises, or that the provisions of the Law for the Encouragement of Capital Investments, 1959, as amended, will not change or that the 25% foreign investment percentage will be reached for any subsequent year.

     We also benefit from exemptions from customs duties and import quotas due to our locations in Israel and Jordan (Qualified Industrial Zone) and the free trade agreements Israel maintains with the United States, Canada, the European Union and the European Free Trade Association. If there is a change in such benefits or if other countries enter into similar agreements and obtain similar benefits or if any such agreements were terminated, our profitability may be reduced.

     WE FACE SEVERAL RISKS, INCLUDING POLITICAL, ECONOMIC, SOCIAL, CLIMATIC RISKS, ASSOCIATED WITH INTERNATIONAL BUSINESS.

     Approximately 92% and 90% of our sales in 2004 and in the first half of 2005, respectively, were made to customers in the United States, and we intend to continue to expand our sales to customers in the United States and Europe. In addition, a substantial majority of our raw materials are purchased outside of Israel. Our international sales and purchases are affected by costs associated with shipping goods and risks inherent in doing business in international markets, including:

     o    changes in regulatory requirements;

     o    export restrictions, tariffs and other trade barriers;

     o    currency fluctuations;

     o    longer payment cycles;

     o    difficulties in collecting accounts receivable;

     o    political instability and seasonal reductions in business activities;
          and

     o    strikes and general economic problems.

     Any of these risks could have a material adverse effect on our ability to deliver or receive goods on a competitive and timely basis and on our results of operations. We cannot assure that we will not encounter significant difficulties in connection with the sale or procurement of goods in international markets in the future or that one or more of these factors will not significantly reduce our sales and profitability.

     In addition, we may enter into joint ventures with third parties or establish operations outside of Israel that will subject us to additional operating risks. These risks may include diversion of management time and resources and the loss of management control over such operations and may subject us to the laws of such jurisdiction.

     In addition to our production facilities in Israel, we currently have production facilities in Jordan, we have relationships with manufacturers in China and we are in the process of shifting additional sewing production out of Israel to take advantage of lower labor costs. Due to commercial disputes that arose between us and the other shareholders of our joint subsidiaries that managed operations in Madagascar, we no longer have production facilities in Madagascar.

     Our ability to benefit from the lower labor costs will depend on the political, social and economic stability of these countries and in the Middle East and Africa in general. We cannot assure that the political, economic or social situation in these countries or in the Middle East and Africa in general will not have a material adverse effect on our operations, especially in light of the potential for hostilities in the Middle East. The success of the production facilities also will depend on the quality of the workmanship of laborers and our ability to maintain good relations with such laborers, in these countries. We cannot guarantee that our operations in China or Jordan will be cost-efficient or successful.

     WE ARE SUBJECT TO VARIOUS RISKS RELATING TO OPERATIONS IN ISRAEL

     We are incorporated under the laws of, and our main offices and manufacturing facilities are located in, the State of Israel. We are directly influenced by the political, economic and security conditions in Israel. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors and a state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. Any major hostilities involving Israel, the interruption or curtailment of trade between Israel and its trading partners or a significant downturn in the economic or financial condition of Israel could have a material adverse effect on our operations. Since October 2000, there has been a deterioration in the relationship between Israel and the Palestinians which has resulted in increased violence. The future effect of this deterioration and violence on the Israeli economy and our operations is unclear. We cannot assure that ongoing or revived hostilities or other factors related to Israel will not have a material adverse effect on us or our business.

     Generally, all male adult citizens and permanent residents of Israel under the age of 54, unless exempt, are obligated to perform up to 36 days of annual military reserve duty. Additionally, all such residents are subject to being called to active duty at any time under emergency circumstances. Some of our officers and employees are currently obligated to perform annual reserve duty. No assessment can be made as to the full impact of such requirements on our workforce or business if conditions in Israel should change, and no prediction can be made as to the effect of any expansion or reduction of such military obligations on us.

     During 2004, a general strike at Israel's ports caused a shortage of raw materials and resulted in a loss of sales to the Company of approximately $2.5 million. This shortage also resulted in a decrease in production volume and an increase in operating costs, which affected our ability to achieve greater operating efficiencies. Although Israel's Ministry of Finance, the Histadrut (General Federation of Labor in Israel), and the Israel Ports Authority signed an agreement in February 2005 which is intended to ensure five (5) years without labor strikes, a further strike or labor disruption at Israel's ports may occur and have an adverse effect on us or our business.

                           FORWARD-LOOKING STATEMENTS


     Our disclosure in this prospectus (including documents incorporated by reference herein) contains "forward-looking statements." Forward-looking statements are our current expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historic or current facts. They use words such as "anticipate," "estimate," "expect," "project," "intend," "plan," "believe," and other words and terms of similar meaning. These include statements, among others, relating to our planned future actions, our prospective products or product approvals, our beliefs with respect to the sufficiency of our cash and cash equivalents, plans with respect to funding operations, projected expense levels and the outcome of contingencies, such as future financial results.

     Any or all of our forward-looking statements in this prospectus may turn out to be wrong. They can be affected by inaccurate assumptions we might make or by known or unknown risks and uncertainties. Consequently, no forward-looking statement can be guaranteed. Actual results may vary materially. The uncertainties that may cause differences include, but are not limited to:

     o our customers' continued purchase of our products in the same volumes or on the same terms;

     o    the cyclical nature of the clothing retail industry;

     o the potential adverse effect on our future operating efficiency resulting from our new product lines with more complicated products and different raw materials;

     o the purchase of new equipment that may be necessary as a result of our expansion into new product lines;

     o    fluctuations in inflation and currency rates;

     o our failure to generate sufficient cash from our operations to pay our debt;

     o the limitations and restrictions imposed by our substantial debt obligations;

     o the competitive nature of the intimate apparel and active-wear markets; and

     o    the fluctuating costs of raw materials.

     In addition, you should note that our past financial and operation performance is not necessarily indicative of future financial and operational performance. We undertake no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

                    REASONS FOR THE OFFER AND USE OF PROCEEDS


     We will not receive any proceeds from the sales of the Shares by the selling shareholders to others.


                                 OFFERING PRICE

     The selling shareholders have advised us that they may sell the Shares offered by this prospectus at the prevailing market price at the time of such sales, at prices related to such prevailing market price, at negotiated prices, or at fixed prices. The actual number of Shares to be sold and the prices at which they will be sold will depend upon the market price at the time of those sales. Therefore, we have not included in this prospectus information about the price to the public.


                            OFFER AND LISTING DETAILS


     Since the initial public offering of our ordinary shares on September 24, 1997, our ordinary shares have been traded on the New York Stock Exchange, or NYSE, under the symbol "TFR." Prior to the offering, there was no market for our ordinary shares. Since September 28, 2005, our shares have also been traded in the Tel Aviv Stock Exchange , or TASE, under the symbol "TEFRON".

     The high and low sales prices for our ordinary shares as reported on the NYSE during the first, and second quarters of 2005 as well as for April through September 2005 (through September 15) are set forth below. Other information regarding the market price of our ordinary shares is located in our Form 20-F for the year ended December 31, 2004 filed with the SEC on April 21, 2005.

                                      2005


                                                HIGH      LOW
                                                ----      ---
First quarter                                  $5.35     $3.84

Second quarter                                 $5.93     $4.93

Third quarter (through September 15, 2005)     $6.29     $4.96

April                                          $5.25     $4.93

May                                            $5.93     $5.25

June                                           $5.65     $5.14

July                                           $5.6      $4.96

August                                         $6.29     $5.45

September (through September 15, 2005)         $6.23     $5.90

                                 CAPITALIZATION

     The following table sets forth our consolidated unaudited capitalization as of June 30, 2005. The financial data in the following table should be read in conjunction with the Company's consolidated financial data and notes thereto incorporated by reference herein.

                                                 AS OF JUNE 30, 2005

                                                      UNAUDITED
                                                 (USD IN THOUSANDS)
                                                 ------------------

Short term bank debt                                   19,992
Current maturities of long term debt:
         Bank(1)                                        8,989
         Lease                                             68
Long term bank debt, net of current maturities(1)      43,447


Shareholder's equity:
Share Capital(2)                                        6,798

         Additional paid-in capital                    82,715
         Deferred compensation                           (308)
         Treasury shares                               (7,408)
Other comprehensive loss                                  (70)

Accumulated deficit                                   (28,473)

                 Total shareholders' equity           (53,254)


     1) All bank debt is collateralized by a floating charge (a continuing charge on the Company's present and future assets but permitting the Company to dispose of such assets in the ordinary course of business) on all of the assets of the Company and its subsidiaries

     2) Consisting of Ordinary Shares, par value NIS 1 per share, 50,000,000 authorized, 17,946,786 issued and outstanding and 4,500 deferred shares (not including 997,400 ordinary shares held in treasury) as of June 30, 2005. As of September 20, 2005, the deferred shares had been cancelled by the Company following the waivers by Mr. Wolfson and Mr. Rabinowicz in favor of the Company of the deferred shares that they held for no compensation.

                         SIGNIFICANT ACCOUNTING POLICIES

     We prepare our consolidated financial statements in conformity with accounting principles generally accepted in the U.S. As such, we are required to make certain estimates, judgments and assumptions that we believe are reasonable based upon the information available at the time they are made. These estimates, judgments and assumptions affect the reported amounts of assets and liabilities as of the date of the financial statements, as well as the reported amounts of expenses during the periods presented.

     Our management believes the significant accounting policies which affect management's more significant estimates, judgments and assumptions used in the preparation of the Company's consolidated financial statements and which are the most critical to aid in fully understanding and evaluating the Company's reported financial results include the following:

     o    Inventory valuation
     o    Property, plant and equipment
     o    Goodwill
     o    Income taxes and valuation allowance

     INVENTORY VALUATION

     At each balance sheet date, we evaluate our inventory balance for excess quantities and obsolescence. We estimate the excess inventory of products and raw materials which are not designated for existing or projected orders as well as inventory that is not of saleable quality, estimate their market value and reduce their carrying value accordingly. Misjudgment in planning inventory level or in the assessment of the market value of the excess raw materials and products may require us to record inventory mark downs that would be reflected in cost of sales in the period the revision is made.

     PROPERTY, PLANT AND EQUIPMENT

     Our property, plant and equipment are reviewed for impairment in accordance with Statement of Financial Accounting Standard No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets", whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

     GOODWILL

     Goodwill represents excess of the costs over the net assets of businesses acquired. Goodwill that arose from acquisitions prior to July 1, 2001 was amortized until December 31, 2001 on a straight-line basis over forty years. Under Statement of Financial Accounting Standard No. 142, goodwill acquired in a business combination for which date is on or after July 1, 2001 shall not be amortized.

     SFAS No.142 requires goodwill to be tested for impairment on adoption and at least annually thereafter or between annual tests in certain circumstances, and written down when impaired, rather than being amortized as previous accounting standards required. Goodwill attributable to each of the reporting units is tested for impairment by comparing the fair value of each reporting unit with its carrying value.

     The carrying value of goodwill recorded in our financial statement is related to the AlbaHealth reporting unit. In preparation of the financial statements for the year 2004, we completed our most recent review performed by an independent expert of this reporting unit, which determined that its fair value is greater than its carrying value, and therefore no impairment was required in the recorded goodwill for this period. The review process uses the income method and is based on a discounted future cash flow approach that uses estimates for cash flow, growth of sales, taxes, profits and cost of capital, among others, for the AlbaHealth reporting unit. We may incur charges for the impairment of goodwill in the future if AlbaHealth fails to meet our assumed cash flow, growth of sales and profits, or if interest rates significantly increase.

     INCOME TAXES AND VALUATION ALLOWANCE

     The Company and its subsidiaries account for income taxes in accordance with Statement of Financial Accounting Standards No.109, "Accounting for Income Taxes" ("SFAS No.109"). This Statement prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company and its subsidiaries provide a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

     We must assess the likelihood that we will be able to recover our deferred tax assets. We review the balance of deferred taxes in relation to our anticipated profits and if we estimate that it is not likely that our anticipated profits will materialize, we record a valuation allowance against the deferred tax assets accordingly. A future decrease in our profits or anticipated profits may result in an additional adjustment to the carrying amount of our deferred taxes.

     In addition, the calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax regulations, particularly under the Law for Encouragement of Capital Investments, 1959, or the Investments Law. We estimate our tax liabilities under the various investment programs under the Investments Law based on a complex mix of factors, including our estimates of our future growth of revenues, the particular investment program under which revenue will be generated and the location where such revenues will be generated. We may need to record a charge for tax if our estimates are inaccurate or if we experience changes due to off-shoring of certain of our production processes.


                               BOARD OF DIRECTORS

     The directors of the Company are listed below. The following information supplied with respect to each director is based upon the records of the Company and information furnished to it by the directors.


NAME               AGE    CURRENT POSITION WITH COMPANY
----               ---    -----------------------------
Arie Wolfson       43     Chairman of the BoARD (1)
Yosef Shiran       43     Chief Executive Officer and Director
Meir Shamir        53     Director
Ishay Davidi       43     Director
Micha Korman       50     Director
Shirith Kasher     38     Director
Avi Zigelman       49     Director
Arie Arieli        53     External Director
Yacov Elinav       60     External Director

     (1) Pursuant to an agreement among Arwol, Macpell and Norfet Limited Partnership, the parties will endeavor to agree on the identity of a Chairman of the Board as of and following the 2005 Annual General Meeting of Shareholders, which was held on June 28, 2005. As of the date of this prospectus, Arie Wolfson continues to serve as Chairman of the Board.

     ARIE WOLFSON joined Tefron in 1987 and has served as Chairman of the Board of Directors since August 2002. Mr. Wolfson will cease to serve as Chairman of the Board on and as of the date of the Meeting, but will continue to serve as a director. He also served as Chairman of the Board of Directors from 1997 to 2000, and as President from 1993 to 2000. Mr. Wolfson served as Chief Financial Officer from 1988 to 1990 and Assistant to the Chief Executive Officer from 1990 to 1993. Mr. Wolfson has also served as Chairman of Macpell Industries Ltd., a principal shareholder in Tefron, since 1998 and served as Chief Executive Officer of Macpell from 1998 until March 2003. Mr. Wolfson is a graduate of High Talmudical Colleges in the United States and in Israel.

     YOSEF SHIRAN has served as Chief Executive Officer and a Director of Tefron since January 2001. Prior to joining Tefron, Mr. Shiran was the general manager of Technoplast Industries, an injection molding and extrusion company, from 1995 to 2000. Mr. Shiran has over 14 years of management experience. Mr. Shiran holds a B.Sc. degree in Industrial Engineering from Ben-Gurion University and a masters degree in Business Administration from Bar Ilan University.

     MEIR SHAMIR was elected as a director of the Company on March 31, 2004 and has been the Chairman of Mivtach Shamir Holdings Ltd., an investment company traded on the Tel-Aviv Stock Exchange, since 1992. Mr. Shamir also serves as a director of each of the following companies, as well as of other private companies: Lipman Electronic Engineering Ltd, a manufacturer of electronic clearance systems; Wizcom Technologies Ltd. which is engaged in the field of electronics and is traded on the Deutsche Borse A.G.; Digal Investments and Holdings Ltd, a real estate holding company traded on the Tel-Aviv Stock Exchange.

     ISHAY DAVIDI serves as a CEO of each of First Israel Mezzanine Investors Ltd. and FIMI 2001 Ltd., the managing general partners of the partnerships constituting the FIMI Private Equity Funds. Mr. Davidi also serves as a chairman of Tadir (Precision Products) 1993 Ltd, and as a director at Lipman Electronic Engineering Ltd, Caesarea Creation Industries Ltd, Medtechnica Ltd, Tedea Development & Automation Ltd, TAT Technologies Ltd and Formula Systems, Ltd. Mr. Davidi was also the former CEO of the Tikvah VC Fund. Mr. Davidi holds a B.Sc in Industrial and Management Engineering from Tel Aviv University and an MBA from Bar Ilan University.

     MICHA KORMAN has served as a director of the Company since October 2002. Mr. Korman leads the recovery and rehabilitation process for companies. Mr. Korman held various senior management positions in the Company from 1991 until 2003. From October 2000, he served as the Executive Vice President of the Company. Prior to that, Mr. Korman was Chief Financial Officer of the Company from 1991 to September 2000. Prior to joining the Company, Mr. Korman held various senior financial and management positions with companies in the hi-tech, beverage and food and communication industries. Mr. Korman holds a Bachelor's degree in Economics and Business Administration from Bar-Ilan University.

     SHIRITH KASHER was elected as a director of the Company on March 31, 2004 and is the CEO of Shefa Yamim Finance Ltd. From 2001 to March 31, 2005, Ms. Kasher was the General Counsel and Secretary of The Israel Phoenix Assurance Company Ltd. and the General Counsel of Atara Investment Company Ltd. and Atara Technology Ventures Limited (both from the Phoenix Group) . From 1997 to 2000, Ms. Kasher worked at S. Horowitz & Co., first as an Articled Clerk and then as an Advocate. Ms. Kasher holds a B.Sc., from Tel Aviv University, and an LLB, all from Tel Aviv University and is admitted to practice law in Israel.

     AVI ZIGELMAN was elected as a director of the Company on June 28, 2005 Mr. Zigelman is a financial advisor and serves as a director in the following companies: Plastro Irrigation 1971 Ltd., Phoenix Gemel Ltd., Fox Vizel Ltd., DCL Technologies Ltd., Bram Industries Ltd and Abe Trans Ltd. Between 1996 and 2003 Mr. Zigelman served as a Partner, Head of Professional Practice Department of Kpmg Somekh Chaikin Accounting firm, and Mr. Zigelman holds an M.A. in Business Economics, specialization in Finance, with honors, B.A in Accounting and Economics, Economics with honors, and Post degree Accounting Studies, with honors, - all from Tel Aviv University. Mr. Zigelman is a Certified Public Accountant.

     ARIE ARIELI has served as an External Director of Tefron since July 2000. Since 1988, Mr. Arieli has been the legal counsel for the Israel Phoenix Insurance Company. Mr. Arieli has served as Director of the Public for Offer Commercial Centers Ltd. between 1993 and 1998 and is currently serving as an External Director for Amit Profitable Company for the Management of Pensions and Compensation Ltd. and for Master-Bit, the Israeli Students Insurance Agency Ltd.

     YACOV ELINAV has served as an External Director of Tefron since 2004. Between 1991 and July 2003, Mr. Elinav was a member of the Board of Management of Bank Hapoalim B.M. Mr. Elinav also serves as Chairman of the Board of Diur B.P. Ltd. and as a Chairman of the Board of DS Securities & Investment Ltd. and is a director of Mivnei Ta'asia Ltd., Middle East Tube Ltd. and other entities and is an external director of Office Textile Ltd. Mr. Elinav formerly served as a director of other prominent Israeli companies.

                              SELLING SHAREHOLDERS

     This prospectus and the registration statement of which it is a part register the resale of the Shares which are currently held by the selling shareholders. Under the terms of a Registration Rights Agreement among the Company and the selling shareholders, we agreed to prepare and file a registration statement on Form F-3 with the SEC covering the Shares as set forth in the table below at the request of the selling shareholders. We also agreed to maintain the effectiveness of this registration statement to allow the selling shareholders to sell the Shares covered by this prospectus until the earlier to occur of (1) the date that is two years after effectiveness of the registration statement related to this prospectus or (2) the date the selling shareholders sell or may sell all ordinary shares covered by the registration statement under the provisions of Rule 144 without limitation as to volume.

     The following table provides information about the ownership of our ordinary shares by the selling shareholders and, with respect to each selling shareholder, the number of our shares registered for sale in this prospectus.

     No selling shareholder nor any of their respective affiliates has held any position or office with, been employed by or otherwise has had any material relationship with us or our affiliates during the three years prior to the date of this prospectus besides the followings:

     Mr. Arie Wolfson, the Chairman of our Board of Directors, is the owner of Arwol Holdings Ltd. and is the Chairman and a significant shareholder of Macpell Indsutries Ltd.;

     Mr. Sigi Rabinowitcz, our former president and director, is also a significant shareholder of Macpell Industries Ltd.;

     Mr. Ishay Davidi , one of our directors, serves as the CEO of FIMI 2001 Ltd., the managing general partner of the partnerships constituting the FIMI Opportunity Fund, which is a holder of approximately 51.9% of the partnership interests in Norfet, Limited Parnership; and

     Mr. Meir Shamir, one of our directors, owns approximately 40% in Mivtah-Shamir, which is a holder of approximately 35.5% holder in Norfet, Limited Partnership.

                                                        NUMBER OF          NUMBER OF ORDINARY  PERCENTAGE OF
                                   ORDINARY SHARES      ORDINARY SHARES    SHARES BENEFICIALLY ORDINARY SHARES
NAME AND ADDRESS OF SELLING        BENEFICIALLY OWNED   REGISTERED         OWNED AFTER         BENEFICIALLY OWNED
SHAREHOLDER                        PRIOR TO OFFERING    HEREUNDER          OFFERING            AFTER THE OFFERING
-----------                        -------------------  -----------------  ------------------- ------------------

Norfet, Limited Partnership         5,663,085 (1)         5,663,085            0                     0
C/o Fimi 2001 Ltd.
Rubinstein House
37 Begin Rd.
Tel Aviv, Israel

Macpell Industries Ltd.             3,704,810 (2)         3,610,010       94,800                     0.005%
28 Chida Street
Bnei Brak, Israel 51371

Leber Partners, L.P                 1,276,882             1,276,882            0                     0
Zvi Limon
c/o Walkers SPV  Ltd.
Walker House, Mary Street.
P.O.B 908GT
Georgetown, Grand Cayman
Cayman Islands

Arwol Holdings Ltd                    971,282               971,282            0                     0
28 Chida Street
Bnei Brak, Israel 51371

     (1) Based on 5,663,085 ordinary shares outstanding as of September 15, 2005. The percentage set forth is not determinative of the selling shareholder's beneficial ownership of our ordinary shares pursuant to Rule 13d-3 or any other provision under the Securities Exchange Act of 1934, as amended. The percentage may change based on the selling shareholder's decision to sell or hold the Shares.

     (2) Based on 3,714,210 ordinary shares outstanding as of September 15, 2005. The percentage set forth is not determinative of the selling shareholder's beneficial ownership of our ordinary shares pursuant to Rule 13d-3 or any other provision under the Securities Exchange Act of 1934, as amended. The percentage may change based on the selling shareholder's decision to sell or hold the Shares.

                             ADDITIONAL INFORMATION

     Our authorized capital is NIS 50,000,000 consisting of 49,995,000 ordinary shares, par value NIS 1 per share, and 4,500 deferred shares, par value NIS 1 per share. As of June 30, 2005, the number of ordinary shares outstanding was 17,946,786 (not including 997,400 shares held by a subsidiary of Tefron).

     As of September 15, 2005, there were 17,961,186 of our ordinary shares outstanding (not including 997,900 shares held by a subsidiary of Tefron). As of September 20, 2005 4,500 of our deferred shares were cancelled and are deemed to be unissued. In addition, at September 15, 2005, we had outstanding 2,457,949 options to purchase ordinary shares under our 1997 Share Option Plan as follows:

  NUMBER OF OPTIONS       EXERCISE PRICE PER SHARE           EXPIRATION DATE
  -----------------       ------------------------           ---------------

      1,038,782                    $3.500                  Oct. 2011 - July 2013
        300,000                    $3.563                  January 2011
         15,000                    $3.590                  August 2012
         10,000                    $3.680                  January 2014
        650,000                    $4.250                  April 2014
         11,667                    $4.310                  January 2014
        115,000                    $5.820                  May 2015
         35,000                    $5.850                  August 2015
        123,500                    $8.125                  April 2009
        100,000                    $9.500                  May 2009
         59,000                    $15.00                  June 2010

         OFFERED STATISTICS, EXPECTED TIMETABLE AND PLAN OF DISTRIBUTION

     We are registering the Shares covered by this prospectus for the selling shareholders to facilitate their resale of the Shares from time to time. We will receive no proceeds from the sale of Shares in this offering. The selling shareholders may sell any or all of the Shares for value at any time or from time to time under this prospectus in one or more transactions on the New York Stock Exchange or on Tel Aviv Stock Exchange or any stock exchange, market or trading facility on which the ordinary shares are traded, in a negotiated transaction or in a combination of such methods of sale, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at prices otherwise negotiated. The selling shareholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. The selling shareholders may use any one or more of the following methods when selling Shares:

     o ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

     o block trades in which the broker-dealer will attempt to sell the Shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

     o purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

     o an exchange distribution in accordance with the rules of the applicable exchange;

     o    privately negotiated transactions;

     o    underwritten offerings;

     o    short sales;

     o agreements by the broker-dealer and the selling shareholders to sell a specified number of such Shares at a stipulated price per Share;

     o    a combination of any such methods of sale; or

     o    any other method permitted by applicable law.

     The selling shareholders may also sell Shares under Rule 144 under the Securities Act, if available, under Section 4(1) of the Securities Act or directly to us in certain circumstances rather than under this prospectus.

     Unless otherwise prohibited, the selling shareholders may enter into hedging transactions with broker-dealers or other financial institutions in connection with distributions of the Shares or otherwise. In such transactions, broker-dealers or financial institutions may engage in short sales of the Shares in the course of hedging the position they assume with the selling shareholders. The selling shareholders may also engage in short sales, puts and calls, forward-exchange contracts, collars and other transactions in our securities or derivatives of our securities and may sell or deliver Shares in connection with these trades. If the selling shareholders sell shares short, they may redeliver the Shares to close out such short positions. The selling shareholders may also enter into option or other transactions with broker-dealers or financial institutions which require the delivery to the broker-dealer or the financial institution of the Shares. The broker-dealer or financial institution may then resell or otherwise transfer such Shares pursuant to this prospectus. In addition, the selling shareholders may loan their Shares to broker-dealers or financial institutions who are counterparties to hedging transactions and the broker-dealers, financial institutions or counterparties may sell the borrowed Shares into the public market. The selling shareholders may also pledge their Shares to their brokers or financial institutions and under the margin loan the broker or financial institution may, from time to time, offer and sell the pledged Shares. The selling shareholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters, broker-dealers or financial institutions regarding the sale of their Shares other than ordinary course brokerage arrangements, nor is there an underwriter or coordinating broker acting in connection with the proposed sale of Shares by the selling shareholders.

     Broker-dealers or agents may receive compensation in the form of commissions, discounts or concessions from the selling shareholders in amounts to be negotiated in connection with the sale. Such broker-dealers and any other participating broker-dealers are deemed to be "underwriters" within the meaning of the Securities Act, in connection with such Sales and any such commission, discount or concession may be deemed to be underwriting discounts or commissions under the Securities Act.

     All costs, expenses and fees in connection with the registration of the Shares will be borne in the following manner: the first $50,000 of such costs, expenses and fees will be borne by us, and all such costs, expenses and fees in excess of $50,000 will be borne 50% by us and 50% by the selling shareholders. Underwriting discounts and commissions, if any, attributable to the sales of the Shares will be borne by the selling shareholders. We will indemnify the selling shareholders against various liabilities, including some liabilities under the Securities Act, in accordance with the Registration Rights Agreement, or the selling shareholders will be entitled to contribution in certain circumstances. The selling shareholders may agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the Shares against certain liabilities, including liabilities arising under the Securities Act of 1933.

     We have advised the selling shareholders that the anti-manipulation rules under the Securities Exchange Act of 1934 may apply to sales of our ordinary shares in the market and to the activities of the selling shareholders and its affiliates. In addition, we will make copies of this prospectus available to the selling shareholders and have informed it of the need for delivery of copies of this prospectus to purchasers at or prior to the time of any sale of the Shares offered hereby.

     There is no assurance that the selling shareholders will sell all or any portion of the Shares offered under this prospectus. Because it is possible that a significant number of Shares could be sold simultaneously by means of this prospectus, such sales, or the possibility thereof, may have an adverse effect on the market price of our ordinary shares.

                            EXPENSES OF THE OFFERING

     The following table sets forth the estimated expenses in connection with this registration:

SEC Registration Fees       $    9,417.78
Legal Fees and Expenses     $    4,500
Miscellaneous               $    1,500
                            -------------
Total                       $   15,417.78

                                  LEGAL MATTERS

     The validity of the securities offered under this registration statement will be passed upon for us by Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co.

                                     EXPERTS

     Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, independent auditors, have audited our consolidated financial statements included in our Annual Report on Form 20-F for the year ended December 31, 2004, as set forth in their report which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements are incorporated by reference in reliance on such firm's report given on their authority as experts in accounting and auditing.

                       WHERE YOU CAN FIND MORE INFORMATION

     We have filed a registration statement on Form F-3 with the Securities and Exchange Commission under the Securities Act of 1933, as amended. This Prospectus, which is part of our registration statement, omits some information, exhibits and undertakings included in the registration statement. For further information with respect to us and this offering, please refer to the registration statement.

     We are subject to the reporting requirements of the Exchange Act of 1934, as amended, that are applicable to a foreign private issuer. In accordance with the Exchange Act, we file with the Commission reports, including annual reports on Form 20-F by June 30 of each year, and other information. In addition, we file interim financial information on Form 6-K on a quarterly basis. We also furnish to the Commission under cover of Form 6-K certain other material information. The registration statement on Form F-3, including the exhibits thereto, and reports and other information filed by us with the Commission can be inspected and copied at the Public Reference Room maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. Copies of that material can also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, the Commission maintains a web site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the Commission at http://www.sec.gov. Our Internet address is http://www.tefron.com.


                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The SEC allows us to incorporate by reference the information we file with them, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is considered to be part of this prospectus. We incorporate by reference the documents listed below and all amendments or supplements we may file to such documents, as well as any future filings we may make with the SEC on Form 20-F under the Exchange Act before the time that all of the securities offered by this prospectus have been sold or de-registered:

     (1) Our Annual Report on Form 20-F, as filed with the Commission on April 21, 2005;

     (2) Our Current Reports on Form 6-K as filed with the Commission on May 25, June 22, August 17, September 1, September 29 and October 6, 2005, and

     (3) The description of our ordinary shares contained in the registration statement under the Exchange Act on Form 8-A dated September 4, 1997.

     In addition, we may incorporate by reference into this prospectus our Current Reports on Form 6-K filed after the date of this prospectus (and before the time that all of the securities offered by this prospectus have been sold or de-registered) if we identify in the report that it is being incorporated by reference into this prospectus.

     All information appearing in this prospectus is qualified in its entirety by the information and financial statements, including the notes thereto, contained in the documents incorporated by reference herein. Our Exchange Act file number is 0-28878.

     Copies of all documents which are incorporated by reference will be provided without charge to anyone to whom this Prospectus is delivered upon a written or oral request to Tefron Ltd. at Industrial Center Teradyon, P.O. Box 1365, Misgav 20179, Israel, Attention: Asaf Alperovitz. Our telephone number is 972-4-990-881.

                       ENFORCEABILITY OF CIVIL LIABILITIES

     Service of process upon us and upon our directors and officers and the Israeli experts named in this prospectus, most of who reside outside the United States, may be difficult to obtain within the United States. Furthermore, because all of our assets and most of our directors and officers are located outside the United States, any judgment obtained in the United States against us or any of our directors and officers may not be collectible within the United States.

     We have been informed by our legal counsel in Israel, Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co., that there is doubt concerning the enforceability of civil liabilities under the Securities Act and the Exchange Act in original actions instituted in Israel. However, subject to specified time limitations, Israeli courts may enforce a United States final executory judgment in a civil matter, including a monetary or compensatory judgment in a non-civil matter, obtained after due process before a court of competent jurisdiction according to the laws of the state in which the judgment is given and if the rules of enforcing foreign judgments prevailing in Israel enable its enforcement. The rules of enforcing foreign judgments currently prevailing in Israel do not prohibit the enforcement of a U.S. judgment by Israeli courts provided that:

     o    the judgment is enforceable in the state in which it was given;

     o adequate service of process has been effected and the defendant has had a reasonable opportunity to present his arguments and evidence;

     o enforcement of the judgment is not contrary to the security or sovereignty of the State of Israel;

     o    the content of the judgment is not contrary to public policy;

     o    the judgment was not obtained by fraud;

     o the judgment does not conflict with any other valid judgment in the same matter between the same parties;

     o an action between the same parties in the same matter is not pending in any Israeli court at the time the lawsuit is instituted in the foreign court; and

     o the judgment was not issued by an incompetent court under the rules of private international law prevailing in Israel.

     We have irrevocably appointed CSC Corporation System as our agent to receive service of process in any action against us in any federal court or court of the State of New York arising out of this offering or any purchase or sale of securities in connection with this offering.

     If a foreign judgment is enforced by an Israeli court, it generally will be payable in Israeli currency, which can then be converted into non-Israeli currency and transferred out of Israel. The usual practice in an action before an Israeli court to recover an amount in a non-Israeli currency is for the Israeli court to issue a judgment for the equivalent amount in Israeli currency at the rate of exchange in force on the date of the judgment, but the judgment debtor may make payment in foreign currency. Pending collection, the amount of the judgment of an Israeli court stated in Israeli currency ordinarily will be linked to the Israeli consumer price index plus interest at an annual statutory rate set by Israeli regulations prevailing at the time. Judgment creditors must bear the risk of unfavorable exchange rates.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 8. INDEMNIFICATION OF DIRECTORS AND OFFICERS

EXEMPTION OF OFFICE HOLDERS

     The Israeli Companies Law 1999 provides that an Israeli company cannot exculpate an office holder from liability with respect to a breach of his duty of loyalty, but may exculpate in advance an office holder from his liability to the company, in whole or in part, with respect to a breach of his duty of care (except in connection with distributions), provided the articles of association of the company allow it to do so. Our articles of association allow us to do so.

OFFICE HOLDER INSURANCE

     Our Articles of Association provide that subject to any restrictions imposed by the Companies Law, we may enter into a contract for the insurance of the liability of any of our directors and office holders with respect to:

     o    a breach of his duty of care to us or to another person;

     o a breach of his duty of loyalty to us, provided that the office holder acted in good faith and had reasonable cause to assume that his act would not prejudice our interests; or

     o a financial liability imposed upon him in favor of another person in respect of an act performed by him in his capacity as an office holder.

     We have obtained directors' and officers' liability insurance covering our officers and directors and those of our subsidiaries for claims arising from wrongful acts they committed in their capacity as an officer or a director.

INDEMNIFICATION OF OFFICE HOLDERS

     Our Articles of Association also include the following provisions:

     o a provision authorizing us to grant in advance an undertaking to indemnify an office holder, provided that the undertaking is limited to types of events that the board of directors deems to be anticipated and limited to an amount determined by the board of directors to be reasonable under the circumstances;

     o a provision authorizing us to retroactively indemnify an office holder;

     o a provision authorizing us to indemnify an office holder against a financial liability imposed on him in favor of another person by any judgment, including a settlement or an arbitrator's award approved by a court in respect of an act performed in his capacity as an office holder;

     o a provision authorizing us to indemnify an office holder against reasonable litigation expenses, including attorneys' fees, expended by such office holder or charged to him by a court, in proceedings we institutes against him, or instituted on our behalf or by another person, or in a criminal charge from which he was acquitted, all in respect of an act performed in his capacity as an office holder; and

     o a provision stating that our articles shall not limit us in any way from entering into a contract for the insurance, or the granting of exemptions or indemnification, to the extent that the insurance, exemption or indemnification are not forbidden by any applicable law.

     The Companies Law was recently amended to also permit indemnification of reasonable litigation expenses, including attorneys' fees, expended by the office holder as a result of an investigation or proceeding instituted against him by a competent authority, provided that such investigation or proceeding concluded without the filing of an indictment against him and either (A) concluded without the imposition of any financial liability in lieu of criminal proceedings or (B) concluded with the imposition of a financial liability in lieu of criminal proceedings but relates to a criminal offense that does not require proof of criminal intent.

     The recent amendment to the Companies Law also provides that an undertaking by a company to indemnify an office holder must be limited to events which its board of directors deems to be foreseeable in light of the company's actual operations at the time of the undertaking and limited to a sum or criterion that the board of directors determines to be reasonable under the circumstances, and the undertaking must delineate those events and such sum or criterion which the board determined to be reasonable. This amendment to the Companies Law imposes these conditions only on undertakings to indemnify an office holder for financial liabilities imposed by judgments but not for litigation expenses.

LIMITATION ON EXEMPTION, INSURANCE AND INDEMNIFICATION

     The Companies Law provides that a company may not indemnify an office holder for, nor enter into an insurance contract that would provide coverage for any monetary liability incurred as a result of, any of the following:

     o a breach by the office holder of his duty of loyalty unless the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

     o a breach by the office holder of his duty of care if such breach was done intentionally or in disregard of the circumstances of the breach or its consequences;

     o any act or omission done with the intent to derive an illegal personal benefit; or

     o any fine levied against the office holder as a result of a criminal offense.

REQUIRED APPROVALS

     In addition, pursuant to the Companies Law, indemnification of and procurement of insurance coverage for our office holders must be approved by its audit committee and board of directors and, for indemnification and insurance for directors, also by its shareholders.

ITEM 9. EXHIBITS

     The following exhibits are filed herewith:

Exhibit No.                Description
-----------                -----------

4.1 Specimen Certificate for ordinary shares (incorporated by reference from the Registration Statement on Form F-1 of the Registrant, File No. 333-333-7538, filed on August 29, 1997).

4.2 Articles of Association of Tefron Ltd., as amended (incorporated by reference from Exhibit 1.2 to the Registrant's Annual Report on Form 20-F for the year ended December 31, 2002).

4.3 Tefron Ltd. 1997 Share Option Plan (incorporated by reference from Registration Statement on Form S-8 of the Registrant, File No. 333-111932, filed on January 15, 2004).

5.1            Opinion of Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co.
               with respect to the legality of the ordinary shares being registered.

23.1           Consent of Kost Forer Gabbay & Kasierer, a member of Ernst &
               Young Global.

23.2           Consent of McGladrey & Pullen, LLP.

23.3           Consent of Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co.
               (contained in the opinion filed as Exhibit 5.1 to this Registration Statement)

24.1           Powers of Attorney (included on the signature page).


ITEM 10. UNDERTAKINGS

     The Registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to:

          (i) include any prospectus required by Section 10(a)(3) of the Securities Act;

          (ii) reflect in the prospectus any facts or events arising after the effective date of the registration statement (or for the most recent post-effective amendment hereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement. Notwithstanding the foregoing, any increase or any decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

          (iii) include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

     provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the SEC by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended, that are incorporated by reference in the registration statement.

     (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (4) To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided, that the Registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, with respect to registration statements on Form F-3, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Securities Act of 1933, as amended, or Rule 3-19 of Regulation S-K if such financial statements and information are contained in periodic reports filed with or furnished to the SEC by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended, that are incorporated by reference in this Form F-3.

     (5) That, for purposes of determining any liability under the Securities Act of 1933, as amended, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended, (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933 the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Petach Tikva, Israel, on October 6, 2005.

                                            TEFRON LTD.

                                            By: /s/ Yosef Shiran
                                            --------------------
                                            Yosef Shiran
                                            Chief Executive Officer


                                            By: /s/ Asaf Alperovitz
                                            -----------------------
                                            Asaf Alperovitz
                                            Chief Financial Officer


                                POWER OF ATTORNEY

     We, the undersigned officers and directors of Tefron Ltd., hereby severally constitute any two of, Yosef Shiran, Asaf Alperovitz and Hanoch Zlotnik jointly our true and lawful attorneys with full power to them jointly to sign for us and in our names in the capacities indicated below, any and all amendments and post-effective amendments, to this registration statement, and including any registration statements for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act, with exhibits thereto and other documents in connection therewith, and generally do all such things in our name and on our behalf in such capacities to enable Tefron Ltd. to comply with the applicable provisions of the Securities Act of 1933, as amended, and all requirements of the Securities and Exchange Commission and we hereby ratify and confirm our signatures as they may be signed by our said attorneys jointly to any and all such amendments.

     Pursuant to the requirements of the Securities Act of 1933, this amendment to registration statement on Form F-3 has been signed by the following persons in the capacities indicated on October 6, 2005.

/s/ Arie Wolfson                              /s/ Yosef Shiran
-------------------                           -------------------
Arie Wolfson                                  Yosef Shiran
Chairman of the Board of Directors            Chief Executive Officer (principal
                                              executive officer) and Director

/s/ Ishay Davidi                              /s/ Asaf Alperovitz
-------------------                           -------------------
Ishay Davidi                                  Asaf Alperovitz
Director                                      Chief Financial Officer (principal
                                              financial and accounting officer)

/s/ Arie Arieli                               /s/ Yacov Elinav
-------------------                           -------------------
Arie Arieli                                   Yacov Elinav
Director                                      Director

/s/ Shirith Kasher                            /s/ Micha Korman
-------------------                           -------------------
Shirith Kasher                                Micha Korman
Director                                      Director

/s/ Avi Sigelman                              /s/ Meir Shamir
-------------------                           -------------------
Avi Sigelman                                  Meir Shamir
Director                                      Director


Authorized Representative in the United States

TEFRON U.S. HOLDINGS CORP.

/s/ Yosef Shiran
----------------
Yosef Shiran

                                  EXHIBIT INDEX

Exhibit
Number         Description
------         -----------

4.1 Specimen Certificate for ordinary shares (incorporated by reference from the Registration Statement on Form F-1 of the Registrant, File No. 333-333-7538, filed on August 29, 1997).

4.2 Articles of Association of Tefron Ltd., as amended (incorporated by reference from Exhibit 1.2 to the Registrant's Annual Report on Form 20-F for the year ended December 31, 2002).

4.3 Tefron Ltd. 1997 Share Option Plan (incorporated by reference from Registration Statement on Form S-8 of the Registrant, File No. 333-111932, filed on January 15, 2004).

5.1            Opinion of Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co.
               with respect to the legality of the ordinary shares being registered.

23.1           Consent of Kost Forer Gabbay & Kasierer, a member of Ernst &
               Young Global.

23.2           Consent of McGladrey & Pullen, LLP.

23.3           Consent of Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co.
               (contained in the opinion filed as Exhibit 5.1 to this Registration Statement)

24.1           Powers of Attorney (included on the signature page).